UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-06920

Applied Materials, Inc. Employee Savings and Retirement Plan

(Exact name of registrant as specified in its charter)

3050 Bowers Avenue, P.O. Box 58039, Santa Clara, California 95052-8039 (408) 727-5555

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Applied Materials, Inc. Employee Savings and Retirement Plan(1)

(Title of each class of securities covered by this Form)

Applied Materials, Inc. common stock, par value $.01 per share(2)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

(1)

As a result of the liquidation and termination of the Applied Materials, Inc. Common Stock Fund under the Applied Materials, Inc. Employee Savings and Retirement Plan (the “Plan”), on December 12, 2018, Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-124711) was filed with the Securities and Exchange Commission to deregister all the unsold shares of common stock, par value $.01 per share, of Applied Materials, Inc. (the “Company”) and related plan interests of the Plan previously offered under such Form S-8. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file Form 11-K under Section 15(d) of the Exchange Act.

(2)	This Form 15 has no effect on the duty of the Company to file reports under Sections 13(a) or 15(d) with respect to the Company’s common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Applied Materials, Inc. Employee Savings and Retirement Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 12, 2018	By:	/s/ Christina Y. Lai
Christina Y. Lai
Vice President, Corporate Legal Affairs, Corporate Secretary

Instruction: This form is required by Rules 12g-4, 12h-3, 15d-6 and 15d-22 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.